

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2024

Shuang Wu
Chief Executive Officer
WORK Medical Technology LTD
Floor 23, No. 2 Tonghuinan Road
Xiaoshan District, Hangzhou City, Zhejiang Province
The People's Republic of China

> **Re: WORK Medical Technology LTD**
> **Amendment No. 10 to Registration Statement on Form F-1**
> **Filed May 6, 2024**
> **File No. 333-271474**

Dear Shuang Wu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 10 to Registration Statement on Form F-1

Capitalization, page 58

1. Note (1) sets forth that the "As Adjusted" cash has been reduced for all expenses of the offering, but the actual cash of $1,637,283 and the net proceeds of $5,603,544 does not add to $8,667,283. The difference appears to be the expenses of the offering identified on page 161. Please correct the As Adjusted cash amount if necessary or clarify the reason for the difference.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 68

2. We note your updated disclosure that as of May 1, 2024, approximately $2,630,000 of accounts receivable outstanding as of September 30, 2023 has been subsequently collected in cash, with approximately $700,000 remaining outstanding, net. In prior disclosure, we

note that as of February 5, 2024 approximately $2,580,0000 of accounts receivable outstanding as of September 30, 2023 has been subsequently collected in cash. Accordingly, approximately $50,000 of collections occurred over the recent three month period. Please revise your disclosure to address whether collections have slowed and whether you expect to collect the remaining September 30, 2023 amounts still outstanding. Please also disclose the amount of any accounts receivable outstanding as of September 30, 2023 that have been subsequently determined to be uncollectible and that will be recorded as bad debt expense.

Underwriting
Lock-Up Agreements, page 158

3.   We note your disclosure that your officers, directors, and certain shareholders have agreed, subject to certain exceptions, to enter into lock-up agreements for a period of three or six months after the offering is completed. Please revise your disclosure throughout the registration statement to clarify which parties entered into a three month or a six month lock-up period and the "certain exceptions" to which you refer.

      Please contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Industrial Applications and
                                          Services

cc: Ying Li, Esq.